Exhibit 99.1

Auris Medical Expands Clinical Development Pipeline with Intranasal Betahistine for the Treatment of Meniere’s Disease and Vestibular Vertigo

- Pipeline strengthens with addition of AM-125 as third clinical-stage program

- Acquisition of assets related to innovative betahistine product for intranasal delivery

- Betahistine is one of the most widely used treatments for vestibular disorders

- Conference call and webcast scheduled for today at 8 am Eastern Time

ZUG, Switzerland, Feb. 3, 2017 (GLOBE NEWSWIRE) -- Auris Medical Holding AG (NASDAQ: EARS), a clinical-stage company dedicated to developing therapeutics that address important unmet medical needs in otolaryngology, today announced that it has added a third clinical-stage development program to its pipeline and is expanding into the field of vestibular disorders. Under the product code AM-125, the Company will develop betahistine dihydrochloride in a spray formulation for the intranasal treatment of Meniere’s disease and vestibular vertigo.

“We are excited to add AM-125 to our development pipeline as it addresses important unmet medical needs in vestibular disorders and serves as a strategic fit with our existing projects,” commented Thomas Meyer, Auris Medical’s founder, Chairman and Chief Executive Officer. “While oral betahistine has been a mainstay treatment for Meniere’s disease and vestibular vertigo for many years and in many countries around the world, we expect the novel approach of intranasal delivery to offer significant additional benefits in terms of efficacy and tolerability.”

Auris Medical has entered into an agreement with Otifex Therapeutics Pty. Ltd. to purchase various assets related to intranasal betahistine, including preclinical and clinical data as well as certain intellectual property rights. In a Phase 1 trial conducted by Otifex, intranasal betahistine showed good tolerance and a significantly higher bioavailability than reported for oral betahistine administration. Auris Medical plans to initiate a second Phase 1 trial in 2017.

“As our treatment options for vestibular disorders are currently very limited in the United States, I am pleased to see that betahistine will be developed as a treatment for patients here who are suffering from Meniere’s disease or vestibular vertigo,” commented Lawrence R. Lustig, MD, Chair, Department of Otolaryngology at Columbia University Medical Center. “The compound has an established track record for safety, and the clinical experience suggests that it may help control or ease vertigo attacks in Meniere’s disease. It will be exciting to have a new treatment for this disabling condition.”

Betahistine is a small molecule drug that acts as a partial histamine H1-receptor agonist and a H3-receptor antagonist. The compound has demonstrated increased cochlear, vestibular and cerebral blood flow, vestibular compensation and the ability to inhibit neuronal firing in the vestibular nuclei. Oral betahistine is approved for the treatment of Meniere’s disease and vestibular vertigo and marketed in more than 80 countries worldwide. Since its launch, more than 130 million patients have been prescribed betahistine. However, betahistine has not been approved for marketing in the United States for the past few decades.

Conference Call & Webcast Information

Auris Medical will host a conference call and webcast to discuss the AM-125 program today, February 3, 2017, at 8:00 am Eastern Time (2:00 pm Central European Time). To participate in this conference call, dial 1-877-280-3488 (USA) or +1-646-254-3374 (International), and enter passcode 5782790. A live webcast of the conference call will be available in the Investor Relations section of the Auris Medical

Auris Medical Holding AG • Bahnhofstrasse 21 • CH-6300 Zug • Tel. +41 41 729 71 94 • www.aurismedical.com website at www.aurismedical.com and a replay of the conference call will be available following the live call.

About Meniere’s Disease and Vestibular Vertigo

Meniere’s disease is a chronic disorder of the inner ear characterized by episodes of vertigo (sensation of feeling off balance), ringing in the ears (tinnitus), hearing loss, and fullness in the ear. According to the National Institute of Deafness and Other Communication Disorders, there are more than 600,000 American adults currently diagnosed with Meniere’s disease and no therapies currently approved by the U.S. Food and Drug Administration. Vestibular vertigo refers to symptoms resulting from dysfunction within the body’s system of balance, including the misperception of movement or dizziness. Data from the U.S. National Health and Nutrition Examination Survey suggest that as many as 69 million American adults have experienced some form of vestibular disorder.1

About Auris Medical

Auris Medical is a Swiss biopharmaceutical company dedicated to developing therapeutics that address important unmet medical needs in otolaryngology. The Company is focused on the Phase 3 development of treatments for acute inner ear hearing loss (AM-111) and for acute inner ear tinnitus (Keyzilen®; AM-101) by way of intratympanic administration with biocompatible gel formulations. In addition, Auris Medical is pursuing oral betahistine for Meniere’s disease and vestibular vertigo (AM-125) and early-stage research and development projects. The Company was founded in 2003 and is headquartered in Zug, Switzerland. The shares of Auris Medical Holding AG trade on the NASDAQ Global Market under the symbol “EARS.”

Forward-looking Statements

This press release may contain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or Auris Medical’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include, but are not limited to, the timing and conduct of clinical trials of Auris Medical’s product candidates, the clinical utility of Auris Medical’s product candidates, including the likelihood that the TACTT3 trial may not meet its endpoints, the timing or likelihood of regulatory filings and approvals, Auris Medical’s intellectual property position and Auris Medical’s financial position, including the impact of any future acquisitions, dispositions, partnerships, license transactions or changes to Auris Medical’s capital structure, including future securities offerings. These risks and uncertainties also include, but are not limited to, those described under the caption “Risk Factors” in Auris Medical’s Annual Report on Form 20-F, in Auris Medical's Report on Form 6-K filed on November 10, 2016 and in future filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and Auris Medical does not undertake any obligation to update them in light of new information, future developments or

1 Agrawal Y, Carey JP, Della Santina CC, Schubert MC, Minor LB. Disorders of balance and vestibular function in US adults. Arch Intern Med. 2009;169(10):938-944.

otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.

Company contact: Cindy McGee, Head of Investor Relations and Corporate Communications,

+41 61 201 13 50, investors@aurismedical.com

Media contact: David Schull, Russo Partners, 1-858-717-2310, david.schull@russopartnersllc.com

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